(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Approval
OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER

CUSIP NUMBER

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Interlink Electronics, Inc.
Full Name of Registrant

Former Name if Applicable

546 Flynn Road
Address of Principal Executive Officer (Street and Number)

Camarillo, CA 93012
City, State and Zip Code

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the Current Report on Form 8-K filed by the Registrant on March 9, 2005, the Registrant’s Audit Committee, on management’s recommendation, concluded that the Registrant’s financial statements for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 should no longer be relied upon and should be restated. The Registrant intends to restate its previously issued financial statements for the above mentioned quarters to correct the accounting for the following items:

(1)	For the quarterly periods ended March 31, 2004, June 30, 2004 and September 30, 2004, the Registrant expects to reclassify amounts relating to the timing of revenue recognition relating to a significant OEM sale that affects reported results for all three quarters.

(2)	For the quarterly period ended September 30, 2004, the Registrant expects to adjust inventory value and costs of goods sold. These adjustments related to the Registrant’s relocation of certain manufacturing operations in China and the ramp-up in sales of new products, including wireless remote products for the Registrant’s Home Entertainment Market.

As soon as the Registrant completes its analysis and review procedures with respect to the Form 10-K for the fiscal year ended December 31, 2004, the Registrant will file its annual report on Form 10-K for the year ended December 31, 2004.

The Registrant is working diligently to complete these matters; however, the Registrant has also experienced delays in carrying out the Registrant’s review of the effectiveness of internal controls over financial reporting required to be included in the Annual Report on Form 10-K pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. As a result of these delays, and due to the time and effort involved (and without unreasonable effort or expense), the Registrant is not able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 within the prescribed time period. The Company now expects to file its Annual Report on the Form 10-K on or before March 31, 2005, and such report will include disclosure of the adjustments on the financial statements, including net income (loss), for each of the periods included in the audited financial statements.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Paul D. Meyer	(805)	484-1356
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached Explanation.

Interlink Electronics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2005	By	/s/ PAUL D. MEYER
Paul D. Meyer
Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf or the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Part IV (3) – Explanation

Interlink Electronics, Inc. (the “Company”) previously announced its intention to restate its financial results for the first three quarters of 2004 to reflect two matters identified in the course of the 2004 annual audit. The first matter relates to the timing of revenue recognition relating to a significant OEM sale and affects reported results for all three quarters. The second matter relates to an adjustment to inventory value in connection with costs associated with the Company’s relocation of certain manufacturing operations to China and the ramp-up in sales of new products, including wireless remote products for the Home Entertainment Market. This matter affects reported results only for the third quarter.

In addition, the Company is still in the process of evaluating the effectiveness of its internal control over financial reporting as required under the provisions of Section 404 of the Sarbanes-Oxley Act of 2002.

During the course of this review to date, management has concluded that there are control deficiencies which, either individually or in the aggregate, constitute material weaknesses in the Company’s internal control over financial reporting. This conclusion was reached based on the identification of material weaknesses described below:

•	Certain tests undertaken in connection with the preparation of the Company’s 2004 financial statements indicated that that the Company’s product cost estimates had underestimated product purchase and yield cost attributable to third quarter sales and overestimated ending inventory cost and, therefore, inventory value. Based on this information, the Company expects to restate its financial statements for the quarterly period ended September 30, 2004. At the direction of the Company’s Chief Executive and Chief Financial Officers, the Company has corrected the procedures by which it estimates inventory value and, accordingly, believes that this material weakness has been remediated.

•	In the first quarter of 2004, the Company initially recorded revenue from a significant product sale when the product was completed and stored at the customer’s request in the Company’s facilities for later shipment at the instruction of the customer. A review of the Company’s accounting policies in relation to this contract caused the Company to change the timing of recorded revenue from such sales. Based on this conclusion, the Company expects to restate its financial statements for the quarterly periods ended March 31, 2004 and June 30, 2004. This correction in accounting method also affected the Company’s restated financial statements for the quarter ended September 30, 2004. Management believes that the change in accounting method has remediated this material weakness.

•	The Company identified certain weaknesses related to the closing of its quarterly financial statements and the failure to have identified the material weaknesses described above as a part of the closing process. At the direction of the Company’s Chief Executive and Chief Financial Officers, the Company will adopt new closing processes which it believes will remediate the material weakness.

•	The Company identified areas in which the internal controls used by its Japanese subsidiary did not comply with acceptable standards applicable to United States reporting companies. At the direction of the Company’s Chief Executive and Chief Financial Officers, the Company will adopt revised internal control procedures applicable to its Japanese subsidiary, which the Company believes will remediate the material weakness.

Management is continuing its assessment of the effectiveness of the Company’s internal control over financial reporting, which may identify additional material weaknesses. Management and BDO Seidman, LLP, the Company’s independent registered public accounting firm, will report their findings with the filing of the Company’s Form 10-K for the fiscal year ended December 31, 2004.

The Company expects that fourth quarter revenues will be approximately $9.6 million and that fourth quarter earnings will be adversely impacted by the decrease in revenues and other audit adjustments. In addition, the Company incurred more than $720,000 of costs related to mandatory compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. As a result of these factors, the Company expects to record losses of approximately $1.1 million ($0.08 per diluted share) for the quarter and $2.3 million ($0.19 per diluted share) for the year.